UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Allot Ltd.

(Name of Issuer)

Ordinary Shares, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Lynrock Lake LP

Attn: Cynthia Paul

2 International Drive, Suite 130

Rye Brook, NY 10573

914-449-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105
1.	Names of Reporting Persons Lynrock Lake LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 8,768,666 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 8,768,666 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,768,666 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.92% (3)
14.	Type of Reporting Person (See Instructions) PN, IA

(1)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 8,768,666 Ordinary Shares held directly by Lynrock Lake Master Fund LP (“Lynrock Fund”). In addition, as of November 21, 2023, Lynrock Fund directly held a convertible note of the Issuer (the Note, as defined in Item 6 below) that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of November 21, 2023.
(3)	This calculation is based on (i) 38,255,961 Ordinary Shares outstanding as of November 13, 2023, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2023 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

CUSIP No. M0854Q105
1.	Names of Reporting Persons Lynrock Lake Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 8,768,666 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 8,768,666 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,768,666 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.92% (3)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 8,768,666 Ordinary Shares held directly by Lynrock Fund. In addition, as of November 21, 2023, Lynrock Fund directly held a Note that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of November 21, 2023.
(3)	This calculation is based on (i) 38,255,961 Ordinary Shares outstanding as of November 13, 2023, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the SEC on November 16, 2023 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

CUSIP No. M0854Q105
1.	Names of Reporting Persons Cynthia Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 8,775,332 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 8,775,332 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,775,332 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.94% (3)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 5,000 Ordinary Shares held by Ms. Paul, which were received upon the vesting of restricted stock units issued to Ms. Paul for service on the Issuer’s board of directors; (ii) 1,666 Ordinary Shares issuable upon the settlement of restricted stock units held by Ms. Paul that will vest within 60 days of November 21, 2023; and (iii) 8,768,666 Ordinary Shares held directly by Lynrock Fund. In addition, as of November 21, 2023, Lynrock Fund directly held a Note that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of November 21, 2023.

(3)	This calculation is based (i) 38,255,961 Ordinary Shares outstanding as of November 13, 2023, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the SEC on November 16, 2023; (ii) 1,666 Ordinary Shares issuable upon the settlement of restricted stock units; and (iii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

Explanatory Note: This Amendment No. 4 (the “Amendment”), which amends the Schedule 13D filed with the SEC on March 30, 2022, as amended by Amendment No. 1 filed June 15, 2022, Amendment No. 2 filed September 15, 2022 and Amendment No. 3 filed November 15, 2022 (the “Original Schedule 13D”) filed on behalf of Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”), relates to the Ordinary Shares, par value ILS 0.10 per share (“Ordinary Shares”) of Allot Ltd., an Israeli corporation (the “Issuer”).

This Amendment to Schedule 13D is being filed solely due to a change in the aggregate number of Ordinary Shares outstanding and not due to any transaction by the Reporting Persons. The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Ordinary Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 21, 2023

LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its	General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).